Filed Pursuant to Rule 424(b)(3)
Registration Number 333-116017
PROSPECTUS SUPPLEMENT
To Prospectus dated June 10, 2004

2,000,000 Shares

The St. Joe Company

Common Stock

     The Alfred I. duPont Testamentary Trust and its beneficiary, The Nemours Foundation, respectively sold 540,742 and 1,459,258 shares of common stock of The St. Joe Company at $39.70 per share. We will not receive any of the proceeds from the sale of the shares of our common stock in this offering.

     Upon the sale of the shares described in this prospectus supplement, The Alfred I. duPont Testamentary Trust will own 15,716,945 shares, or approximately 20.63%, of our outstanding common stock, and The Nemours Foundation will own no shares of our common stock.

     Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” On June 30, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $39.70 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the accompanying prospectus.

          The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 1, 2004

PROSPECTUS
Issued June 10, 2004

12,000,000 Shares

The St. Joe Company

Common Stock

     The selling shareholders named in this prospectus are offering up to 12,000,000 shares of common stock of The St. Joe Company from time to time. We will not receive any of the proceeds from the sale of the shares of our common stock covered by this prospectus.

     This prospectus provides a general description of the shares to be offered from time to time by the selling shareholders. We will provide any required specific information about the terms of sales and offerings in supplements to this prospectus. The supplements may also add information to this prospectus or update or change information in this prospectus. You should read this prospectus and any applicable supplement carefully before investing.

     The selling shareholders may, from time to time, sell all or part of the shares to or through underwriters, directly to other purchasers or broker-dealers or through dealers or other persons acting as agents, through other methods described in this prospectus, or through a combination of such methods. Terms of sale will be determined at the time such shares are offered for sale. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of shares and the compensation that the selling shareholders shall pay such persons will be set forth in any applicable prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol “JOE.” On May 27, 2004, the reported last sale price of our common stock on the New York Stock Exchange was $39.00 per share.

          Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

June 10, 2004

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholder is offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

      In this prospectus, “JOE,” “Company,” “we,” “us” and “our” refer to The St. Joe Company and its consolidated subsidiaries.

      In this prospectus, “Trust” refers to the Alfred I. duPont Testamentary Trust; “Foundation” refers to the Trust’s beneficiary, The Nemours Foundation; and “selling shareholders” refers to the Trust and the Foundation.

i

THE COMPANY

      The St. Joe Company is headquartered in Jacksonville, Florida. We are one of Florida’s largest real estate operating companies and the largest private landowner in the State of Florida. The majority of our land is located in Northwest Florida. We own approximately 825,000 acres, which is approximately 2.4% of the land area of the State of Florida.

      We are engaged in town, resort, commercial and industrial development, land sales and commercial real estate services. We also have significant interests in timber. We believe we are one of the few real estate operating companies to have assembled the range of real estate, financial, marketing and regulatory expertise necessary to take a large-scale approach to real estate development and services.

      In order to optimize the value of our core real estate assets in Northwest Florida, our strategic plan calls for us to continue to reposition our timberland holdings for higher and better uses. We believe we have a number of key business strengths and competitive advantages, including one of the largest inventories of private land suitable for development in the State of Florida, a very low cost basis in our land and a strong financial condition, which allows us the financial flexibility to pursue development opportunities.

      Our principal executive offices are located at 245 Riverside Avenue, Jacksonville, Florida 32202, and our telephone number is (904) 301-4200. Our internet address is www.joe.com. This internet address is provided for informational purposes only. The information at this internet address is not a part of this prospectus.

RISK FACTORS

      You should carefully consider each of the risks described below and all of the other information set forth in or incorporated by reference in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

A downturn in economic conditions could adversely affect our business.

      Our ability to generate revenues is directly related to the real estate market, primarily in Florida, and to the national and local economy in general. Considerable economic and political uncertainties currently exist that could have adverse effects on consumer buying habits, construction costs, availability of labor and materials and other factors affecting us and the real estate industry in general.

      Significant expenditures associated with investment in real estate, such as real estate taxes, maintenance costs and debt payments, cannot generally be reduced if changes in Florida’s or the nation’s economy cause a decrease in revenues from our properties. In particular, if the growth rate for the Florida economy declines or if a recession in the Florida economy occurs, our profitability could be materially adversely affected.

      While real estate market conditions have generally remained healthy in our regions of development, particularly in Northwest Florida, continued demand for our services and products is dependent on long term prospects for job growth and strong in-migration population expansion in our regions of development.

      Over the last several years, investors have increasingly utilized real estate as an investment. Florida resort real estate has particularly benefited from this trend, creating demand, in addition to that described above, for our products. If this trend were to lessen, the demand for our products could decline, potentially impacting selling prices and/or absorption rates.

Our businesses are primarily concentrated in the State of Florida. As a result, our financial results are dependent on the economic growth and health of Florida, particularly Northwest Florida. The occurrence of natural disasters in Florida could also adversely affect our business.

      The economic growth and health of the State of Florida, particularly Northwest Florida where the majority of our land is located, are important factors in sustaining demand for our products and services. As a result, any adverse change to the economic growth and health of Florida, particularly Northwest Florida, could materially adversely affect our financial results. The future economic growth in certain portions of Northwest Florida may be adversely affected if its infrastructure, such as roads, airports, medical facilities and schools, are not improved to meet increased demand. There can be no assurance that these improvements will occur.

      The occurrence of natural disasters in Florida, such as fires, hurricanes, floods, unusually heavy or prolonged rain and droughts, could have a material adverse effect on our ability to develop and sell properties or realize income from our projects.

Increases in interest rates could reduce demand for our products.

      An increase in interest rates could reduce the demand for homes we build, particularly primary housing, lots we develop, commercial properties we develop or sell, and land we sell. A reduction in demand could materially adversely affect our profitability.

Our real estate operations are cyclical.

      Our business is affected by demographic and economic trends and the supply and rate of absorption of lot sales and new construction. As a result, our real estate operations are cyclical which may cause our quarterly revenues and operating results to fluctuate significantly from quarter to quarter and to differ from the expectations of public market analysts and investors. If this occurs, our stock’s trading price could also fluctuate significantly.

We are exposed to risks associated with real estate sales and development.

      Our real estate development activities entail risks that include:

•	construction delays or cost overruns, which may increase project development costs;

•	compliance with building codes and other local regulations;

•	evolving liability theories affecting the construction industry;

•	an inability to obtain required governmental permits and authorizations;

•	an inability to secure tenants or anchors necessary to support commercial projects;

•	failure to achieve anticipated occupancy levels or rents; and

•	an inability to sell our constructed inventory.

      In addition, our real estate development activities require significant capital expenditures. We obtain funds for our capital expenditures through cash flow from operations, property sales or financings. We cannot assure you that the funds available from these sources will be sufficient to fund our required or desired capital expenditures for development. If we are unable to obtain sufficient funds, we may have to defer or otherwise limit our development activities. Our residential projects require significant capital expenditures for infrastructure development before we can begin our selling efforts. If we are unsuccessful in our selling efforts, we may not be able to recover these capital expenditures. Also, our ability to continue to make conservation land sales to government agencies depends on the agencies having sufficient funds available to purchase the lands.

Our business is subject to extensive regulation which makes it difficult and expensive for us to conduct our operations.

Development of real estate entails a lengthy, uncertain and costly approval process.

      Development of real property in Florida entails an extensive approval process involving overlapping regulatory jurisdictions. Real estate projects must generally comply with the provisions of the Local Government Comprehensive Planning and Land Development Regulation Act (the “Growth Management Act”). In addition, development projects that exceed certain specified regulatory thresholds require approval of a comprehensive Development of Regional Impact (“DRI”) application. Compliance with the Growth Management Act and the DRI process is usually lengthy and costly and can be expected to materially affect our real estate development activities.

      The Growth Management Act requires counties and cities to adopt comprehensive plans guiding and controlling future real property development in their respective jurisdictions. After a local government adopts its comprehensive plan, all development orders and development permits must be consistent with the plan. Each plan must address such topics as future land use, capital improvements, traffic circulation, sanitation, sewerage, potable water, drainage and solid waste disposal. The local governments’ comprehensive plans must also establish “levels of service” with respect to certain specified public facilities and services to residents. Local governments are prohibited from issuing development orders or permits if facilities and services are not operating at established levels of service, or if the projects for which permits are requested will reduce the level of service for public facilities below the level of service established in the local government’s comprehensive plan. If the proposed development would reduce the established level of services below the level set by the plan, the development order will require that, at the outset of the project, the developer either sufficiently improve the services to meet the required level or provide financial assurances that the additional services will be provided as the project progresses.

      The Growth Management Act, in some instances, can significantly affect the ability of developers to obtain local government approval in Florida. In many areas, infrastructure funding has not kept pace with growth. As a result, substandard facilities and services can delay or prevent the issuance of permits. Consequently, the Growth Management Act could adversely affect our ability to develop our real estate projects.

      The DRI review process includes an evaluation of a project’s impact on the environment, infrastructure and government services, and requires the involvement of numerous federal, state and local environmental, zoning and community development agencies and authorities. Local government approval of any DRI is subject to appeal to the Governor and Cabinet by the Florida Department of Community Affairs, and adverse decisions by the Governor or Cabinet are subject to judicial appeal. The DRI approval process is usually lengthy and costly, and conditions, standards or requirements may be imposed on a developer with respect to a particular project, which may materially increase the cost of the project. The DRI approval process is expected to have a material impact on our real estate development activities in the future.

Environmental and other regulations may have an adverse effect on our business.

      A substantial portion of our development properties in Florida is subject to federal, state and local regulations and restrictions that may impose significant limitations on our ability to develop them. Much of our property is raw land located in areas where development may affect the natural habitats of various endangered or protected wildlife species or in sensitive environmental areas such as wetlands and coastal areas.

      In addition, our current or past ownership, operation and leasing of real property, and our current or past transportation and other operations are subject to extensive and evolving federal, state and local environmental laws and other regulations. The provisions and enforcement of these environmental laws and regulations may become more stringent in the future. Violations of these laws and regulations can result in:

•	civil penalties;

•	remediation expenses;

•	natural resource damages;

•	personal injury damages;

•	potential injunctions;

•	cease and desist orders; and

•	criminal penalties.

      In addition, some of these environmental laws impose strict liability, which means that we may be held liable for any environmental damages on our property regardless of fault.

      Some of our past and present real property, particularly properties used in connection with our previous transportation and papermill operations, involve the storage, use or disposal of hazardous substances that have contaminated and may in the future contaminate the environment. We may bear liability for this contamination and for the costs of cleaning up a site at which we have disposed of or to which we have transported hazardous substances. The presence of hazardous substances on a property may also adversely affect our ability to sell or develop the property or to borrow using the property as collateral.

      Changes in laws or the interpretation thereof, new enforcement of laws, the identification of new facts or the failure of other parties to perform remediation at our current or former facilities could all lead to new or greater liabilities that could materially adversely affect our business, profitability, or financial condition.

Our joint venture partners may have interests that differ from ours and may take actions that adversely affect us.

      We are involved in joint venture relationships and may initiate future joint venture projects as part of our overall development strategy. A joint venture involves special risks such as:

•	we may not have voting control over the joint venture;

•	the venture partner at any time may have economic or business interests or goals that are inconsistent with ours;

•	the venture partner may take actions contrary to our instructions or requests, or contrary to our policies or objectives with respect to the real estate investments; and

•	the venture partner could experience financial difficulties.

      Actions by our venture partners may subject property owned by the joint venture to liabilities greater than those contemplated by the joint venture agreement or have other adverse consequences.

Changes in our income tax estimates could affect our profitability.

      In preparing our consolidated financial statements, significant management judgment is required to estimate our income taxes. Our estimates are based on our interpretation of federal and state tax laws. We estimate our actual current tax due and assess temporary differences resulting from differing treatment of items for tax and accounting purposes. The temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Adjustments may be required by a change in assessment of our deferred tax assets and liabilities, changes due to audit adjustments by federal and state tax authorities, and changes in tax laws. To the extent adjustments are required in any given period, we would include the adjustments within the tax provision in our statement of operations and/or balance sheet. These adjustments could materially impact our financial position and results of operation.

Significant competition could have an adverse effect on our business.

The real estate industry is generally characterized by significant competition.

      A number of residential and commercial developers and real estate services companies, some with greater financial and other resources, compete with us in seeking properties for acquisition, resources for development and prospective purchasers and tenants. Competition from other real estate developers and real estate services companies may adversely affect our ability to:

•	sell homes and homesites;

•	attract purchasers;

•	attract and retain tenants;

•	sell undeveloped rural land; and

•	sell our commercial services.

The forest products industry is highly competitive.

      Many of our competitors in the forest products industry are fully integrated companies with substantially greater financial and operating resources. Our products are also subject to increasing competition from a variety of non-wood and engineered wood products. In addition, we are subject to competition from lumber products and logs imported from foreign sources. Any significant increase in competitive pressures from substitute products or other domestic or foreign suppliers could have a material adverse effect on our forestry operations.

We are highly dependent on our senior management.

      Our senior management has been responsible for our transformation from an industrial conglomerate to a successful real estate operating company. Our future success is highly dependent upon the continued employment of our senior management. The loss of one or more of our senior managers could have a material adverse effect on our business. In August 2003 we entered into five year employment agreements with Peter Rummell, our Chairman and Chief Executive Officer, and Kevin Twomey, our President, Chief Operating Officer and Chief Financial Officer. We do not have key-person life insurance on any of our senior managers.

Decline in rental income could adversely affect our financial results.

      We own a large portfolio of commercial real estate rental properties. Our profitability could be adversely affected if:

•	a significant number of our tenants are unable to meet their obligations to us;

•	we are unable to lease space at our properties when the space becomes available; and

•	the rental rates upon a renewal or a new lease are significantly lower than expected.

The Trust and the Foundation own a large percentage of our stock and their interests may not always be identical to those of our public shareholders.

      After the sale of all of the shares covered by this prospectus, the Trust and its beneficiary, the Foundation, together will own 5,730,895 shares, or approximately 8%, of our outstanding common stock. In addition, three of our current directors are trustees of the Trust and directors of the Foundation. Under the terms of the registration rights agreement we entered into with the Trust in 1997, the Trust is entitled to nominate two members of our board of directors so long as the Trust beneficially owns at least 20% of our common stock. If the Trust beneficially owns less than 20% but at least 5% of our outstanding shares of common stock, the Trust will be entitled to nominate one member of our board. Accordingly, the Trust will continue to be able to have significant influence over our corporate and management policies, including decisions relating to mergers, acquisitions, the sale of all or substantially all of our assets and other significant transactions. The interests of the Trust may not be aligned with our interests or the interests of other shareholders.

Future sales or the perception of future sales by the Trust and the Foundation may affect the price of our common stock.

      We cannot predict the effect, if any, that future sales of shares by the Trust and the Foundation in addition to any shares covered by this prospectus, or the availability of shares for future sale, will have on the market price of our common stock. Sales of substantial amounts of our common stock in the public market or the perception that such sales may occur could adversely affect the market price of our common stock.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business, including the risk factors identified under the caption “Risk Factors” above, those described from time to time in our filings with the Securities and Exchange Commission, and the following:

•	economic conditions, particularly in Florida and key southeastern United States areas that serve as feeder markets to our Northwest Florida operations;

•	acts of war or terrorism and other geopolitical events;

•	local conditions such as an oversupply of homes and homesites, residential or resort properties, or a reduction in demand for real estate in the area;

•	timing and costs associated with property developments and rentals;

•	competition from other real estate developers;

•	whether potential residents or tenants consider our properties attractive;

•	increases in operating costs, including increases in real estate taxes;

•	changes in the amount or timing of federal and state income tax liabilities resulting from either a change in our application of tax laws, an adverse determination by a taxing authority or court, or legislative changes to existing laws;

•	how well we manage our properties;

•	changes in interest rates and the performance of the financial markets;

•	decreases in market rental rates for our commercial and resort properties;

•	uncertainties facing development of public infrastructure, particularly in Northwest Florida, including political process, approvals and funding;

•	potential liability under environmental laws or other laws or regulations;

•	adverse changes in laws, regulation or the regulatory environment affecting the development of real estate;

•	changes in the prices of wood products;

•	the availability of adequate funding from governmental agencies and others to purchase conservation lands;

•	fluctuations in the size and number of transactions from period to period; and

•	adverse weather conditions or natural disasters.

      We have no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or risks. New information, future events or risks may cause the forward-looking events we discuss in this prospectus not to occur.

USE OF PROCEEDS

      All of our common stock being offered under this prospectus is being sold by the selling shareholder. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholder.

THE SELLING SHAREHOLDERS

      The selling shareholders are The Alfred I. duPont Testamentary Trust and its beneficiary, The Nemours Foundation. The Trust was established under the Last Will and Testament of Alfred I. duPont to provide testamentary dispositions to persons named in his Will and to benefit The Nemours Foundation. The Foundation is a charitable foundation provided for under the Will for the care and treatment of disabled, but not incurable, children and the elderly.

      As of May 15, 2004, the Trust directly owned 16,257,687 shares of our common stock and the Foundation directly owned 1,473,208 shares of our common stock. The trustees of the Trust are John S. Lord, Herbert H. Peyton, John F. Porter, William T. Thompson and Winfred L. Thornton and Hugh M. Durden is the representative of Wachovia Bank, N.A., the corporate trustee of the Trust. The individual trustees and Mr. Durden constitute the entire board of directors of the Foundation. The trustees and directors, by virtue of their status as trustees of the Trust and directors of the Foundation, have the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of our common stock owned by the Trust and the Foundation.

      The selling shareholders together currently own 17,730,895 shares, or approximately 23%, of our outstanding common stock and upon the sale of all of the shares covered by this prospectus will own 5,730,895 shares, or approximately 8%, of our outstanding common stock. Messrs. Durden, Lord and Thornton serve as directors of JOE.

      The selling shareholders intend to sell shares of our common stock in order to diversify their assets. It is their present intention to hold substantially all of the shares remaining after the sale of all of the shares covered by this prospectus for the indefinite future. However, the selling shareholders may reevaluate their intention as a result of changes in market or general economic conditions or other considerations.

Registration Rights Agreement and Board Representation

      Pursuant to our registration rights agreement with the Trust, dated December 16, 1997, as amended, the Trust may require us to file a registration statement for the sale of shares of our common stock beneficially owned by the Trust (which for this purpose includes the shares owned by the Foundation), subject to specified limitations (including a minimum offering size of 7.5% of outstanding shares of common stock for all except the last demand). After the sale of all of the shares covered by this prospectus, the Trust will have one additional opportunity to effect a demand registration. The Trust may not require us to effect a demand registration within six months after the effectiveness of a registration statement pursuant to an earlier demand; however, the Company has waived this limitation for this registration. In addition, the Trust has unlimited “piggy-back” registration rights under the registration rights agreement, which means the Trust may require us to register its shares of common stock when we file a registration statement to cover the sale of common stock by us or other shareholders.

      Under the registration rights agreement, we bear the expenses of all demand registrations other than the last demand, except the Trust will pay its own underwriting discounts and commissions, the fees and expenses of the Trust’s legal counsel and financial advisors and some other incidental expenses. The Trust will pay all of the expenses of the last demand registration. In the event that a future demand registration covers less than 10% of outstanding shares of common stock, the Trust will also pay the SEC and NASD filing fees relating to the registration.

      Under the registration rights agreement, we and the Trust have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act.

      Under the terms of the registration rights agreement, the Trust’s right to director representation depends on its beneficial ownership of our common stock:

•	If the Trust beneficially owns at least 20% of the outstanding shares of our common stock, the Trust will be entitled to nominate two members of our board of directors, and we and our board of directors will support the election of these Trust-nominated directors.

•	If the Trust beneficially owns less than 20% but at least 5% of the outstanding shares of our common stock, the Trust will be entitled to nominate one member of our board, and we and our board of directors will support the election of this Trust-nominated director.

If the size of our board of directors is increased, the number of directors that the Trust will be entitled to nominate will be proportionately increased.

      Two individual trustees of the Trust and Mr. Durden, the representative of the corporate trustee of the Trust, are currently directors of JOE. The Board currently consists of nine members, three of whom are Trust representatives. A recent amendment to the registration rights agreement provides that on the fifth business day after the Trust’s beneficial ownership of the Company’s common stock is less than 20% of the issued and outstanding shares, that number of Trust directors will resign from the Board so that the number of Trust directors will not exceed two.

      These board representation arrangements do not limit your ability, or the ability of the Trust, to vote your or its shares of common stock in any manner you or it sees fit in connection with the election of directors or otherwise.

Stock Repurchase Agreement

      Since August 1998, our board of directors has authorized a cumulative total of $800.0 million for the repurchase of our outstanding common stock from time to time on the open market. At March 31, 2004, $169.9 million remained under the repurchase program. Effective May 8, 2004, we entered into a 90-day agreement with the selling shareholders to participate in the repurchase program through August 6, 2004. The agreement calls for one of the selling shareholders to sell to us each Monday a number of shares equal to 0.31 times the amount of shares that we purchased from the public during the previous week, if any, at a price equal to the volume weighted average price, excluding commissions, paid by the Company for shares purchased from the public during that week, provided that such volume weighted average price is at least $37.00.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 180,000,000 shares of common stock, no par value, of which 101,342,929 shares were issued and 75,752,432 shares were outstanding on May 5, 2004.

      Each holder of common stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. The holders of a majority of our common stock represented at any meeting of shareholders constitutes a quorum and a majority of such quorum is entitled to vote on any matter coming before the meeting. Our board of directors is elected at the annual meeting of our shareholders by a plurality of the votes cast at the election. We do not have a staggered board of directors.

      Each holder of common stock on the applicable record date is entitled to receive dividends as may be declared by our board of directors out of legally available funds and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of or providing for the payment of liabilities.

      Holders of our common stock do not have preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are, and the shares of common stock covered by this prospectus will be, when issued, fully paid and nonassessable.

      Florida has enacted legislation that may deter takeovers of Florida corporations. The control share acquisition provisions of the Florida Business Corporation Act generally provide that shares of common stock acquired in excess of 20% of the outstanding common stock of a corporation will not possess any voting rights unless these voting rights are approved by a majority vote of a corporation’s disinterested shareholders or by the board of directors. These provisions could affect the voting rights afforded the common stock acquired in the future by any present or future holder of at least 20% of the outstanding common stock, provided that we do not opt out of these provisions of the Act. The provisions of this Act that relate to affiliated transactions generally require supermajority approval by disinterested shareholders or a majority of disinterested directors for specified affiliated transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

      The transfer agent and registrar for our common stock is Wachovia Bank N.A.

PLAN OF DISTRIBUTION

      The selling shareholders may, from time to time, sell all or part of the shares covered by this prospectus (the “Shares”), on terms determined at the time such Shares are offered for sale, to or through underwriters, directly to other purchasers or broker-dealers, or through dealers or other persons acting as agents, or through a combination of such methods. The names of any underwriters, dealers, broker-dealers or other persons acting as agents involved in the sale of Shares and the compensation of such persons will be set forth in any applicable prospectus supplement. The Company will not receive any proceeds from the sale of the Shares by the selling shareholders.

      The distribution of the Shares may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a “best efforts” or a “firm commitment” basis.

      In connection with the sale of Shares, underwriters may receive compensation from the selling shareholders or from the purchasers of Shares for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Shares to or through agents or dealers, and such agents and dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents participating in the distribution of Shares may be deemed to be underwriters, and any discounts or commissions received by them from the selling shareholders and any profit on the resale of Shares by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the “Securities Act”). Any such compensation received from the selling shareholders will be described in any applicable prospectus supplement.

      Because the selling shareholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange (“NYSE”) pursuant to Rule 153 under the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may apply to their sales in the market.

      The sale of Shares by the selling shareholders also may be effected from time to time by selling Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the selling shareholders or may purchase from the selling shareholders all or a portion of the Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Shares are then traded, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Shares, through short sales of Shares, or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

      The Shares also may be sold in one or more of the following transactions: (i) block transactions in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation in the form of discounts or concessions from the selling shareholders in amounts to be negotiated immediately prior to the sale. Broker-dealers may also receive compensation from purchasers of the Shares.

      The selling shareholders also may sell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

      Under our stock repurchase agreement with the selling shareholders, the selling shareholders may also sell shares of our common stock to us under our stock repurchase program. For more information on this agreement, see “The Selling Shareholders — Stock Repurchase Agreement” on page 9 above.

      In order to comply with the securities laws of certain states, if applicable, the Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is satisfied.

      Underwriters, dealers, broker-dealers and other persons acting as agents may be entitled, under agreements which may be entered into by us and the selling shareholders, to indemnification or contribution by us and the selling shareholders against certain civil liabilities, including liabilities under the Securities Act. Such underwriters, dealers, broker-dealers and agents may be customers of, engage in transactions with, or perform services for us or the selling shareholders in the ordinary course of business.

      If so indicated in the applicable prospectus supplement, the underwriters, dealers, broker-dealers or other persons acting as agents may be authorized to solicit offers by certain institutions to purchase Shares pursuant to contracts providing for payment and delivery on a future date. Such contracts may be made with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions, but in all cases such institutions must be approved by the selling shareholders. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Shares are also being sold to underwriters, the selling shareholders shall have sold to such underwriters the Shares not sold for delayed delivery. The underwriters, dealers, broker-dealers and other persons acting as agents will not have any responsibility in respect of the validity or performance of such contracts.

      Under the registration rights agreement, the Trust will bear all of the expenses of the next demand registration after the shares covered by this prospectus are sold.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby and certain other legal matters will be passed upon for us by Christine M. Marx, General Counsel of JOE.

EXPERTS

      The consolidated financial statements and schedule of The St. Joe Company as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to the Company’s adoption of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” and No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” effective January 1, 2002. To the extent that KPMG LLP audits and reports on consolidated financial statements of The St. Joe Company issued at future dates, and consents to the use of its report thereon, such consolidated financial statements also will be incorporated by reference in the registration statement in reliance upon its report and said authority.

WHERE YOU CAN FIND MORE INFORMATION

      We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 450 Fifth Street, N.W.,Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the NYSE, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

      Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through our Internet site (www.joe.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

      The SEC allows us to “incorporate by reference” the documents that we file with it, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information and documents that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings that we make under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (but we do not incorporate by reference any documents that we furnish to but that are not deemed filed with the SEC):

      1.     Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

      2.     Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

If you would like a copy of any of these documents at no cost, please make your request in writing or by telephone to Vice President-Investor Relations, The St. Joe Company, 245 Riverside Avenue, Jacksonville, Florida 32202 (Telephone: 904.301.4476).